

March 12, 2014

<u>Via E-mail</u>
Mr. Marc Rothman
Chief Financial Officer
Verifone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

      Re: Verifone Systems, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2013
            Filed December 19, 2013
            File No. 001-32465

Dear Mr. Rothman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Patrick Gilmore

                            Patrick Gilmore
                            Accounting Branch Chief